Exhibit 99.2

CHEMOMAB THERAPEUTICS LTD.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains forward-looking statements. All statements other than statements of historical fact are “forward-looking statements” for purposes of this Report on Form 6-K. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” or the negative of these terms or other similar expressions. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Actual results or events could differ materially from those set forth or implied by such forward-looking statements and related assumptions due to certain factors, including, without limitation, the risks set forth under the caption “Risk Factors” below, which are incorporated herein by reference as well as those business risks and factors described elsewhere in this report and in our other filings with the Securities and Exchange Commission (the “SEC”), specifically our most recent Annual Report on Form 20-F filed with the SEC on March 28, 2024 (the “2023 Annual Report”) and our Reports of Foreign Private Issuer on Form 6-K. All forward-looking statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

CERTAIN TERMS USED IN THIS CURRENT REPORT ON FORM 6-K

As used in this Current Report on Form 6-K, unless the context otherwise requires:

•
references to “Chemomab Therapeutics Ltd.”, “Chemomab,” the “Company,” “us,” “we” and “our” refer to Chemomab Therapeutics Ltd. an Israeli Company and its consolidated subsidiaries, although with respect to the presentation of financial results for historical periods that preceded the Merger (as defined below), these terms refer to the financial results of Chemomab Ltd., which was the accounting acquirer in the Merger;

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Company’s ordinary shares, no nominal (par) value;

•	references to “ADS” refer to the American Depositary Shares listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CMMB,” each representing twenty (20) ordinary shares;

•	references to “dollars,” “U.S. dollars” and “$” are to U.S. Dollars;

•	references to “NIS” are to New Israeli Shekels;

•	references to the “SEC” are to the U.S. Securities and Exchange Commission; and

•
references to the “Merger” refer to the merger involving Anchiano Therapeutics Ltd. and Chemomab Ltd., whereby a wholly owned subsidiary of Anchiano Therapeutics Ltd. merged with and into Chemomab Ltd., with Chemomab Ltd. surviving as a wholly owned subsidiary of Anchiano Therapeutics Ltd. Upon consummation of the Merger, Anchiano Therapeutics Ltd. changed its name to “Chemomab Therapeutics Ltd.” and the business conducted by Chemomab Ltd. became primarily the business conducted by the Company.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Company Overview

We are a clinical-stage biotechnology company focused on the discovery and development of innovative therapeutics for fibrotic and inflammatory diseases with high unmet needs. Based on the unique and pivotal role of the soluble protein CCL24 in promoting fibrosis and inflammation, we have developed CM-101, a monoclonal antibody designed to bind and block CCL24 activity. CM-101 has demonstrated the potential to treat multiple severe and life-threatening fibrotic and inflammatory diseases.

We have pioneered the therapeutic targeting of CCL24, a chemokine also known as eotaxin-2, which promotes various types of cellular processes that regulate inflammatory and fibrotic activities through the CCR3 receptor. CCL24 is expressed in various types of cells, including immune cells, endothelial cells and epithelial cells. We have developed a novel CCL24 neutralizing product candidate with dual anti-fibrotic and anti-inflammatory activity that modulates the complex interplay of these inflammatory and fibrotic mechanisms, which drive abnormal states of fibrosis and fibrotic diseases. This innovative approach is currently being developed for difficult-to-treat rare diseases, also known as orphan indications or diseases, such as primary sclerosing cholangitis (PSC) and systemic sclerosis (SSc), for which patients have no established disease-modifying or standard-of-care treatment options. We estimate that there are approximately 77 thousand patients suffering from PSC in the United States., European Union and Japan, representing a more than $1 billion market opportunity, and approximately 170,000 patients suffering from SSc in those same markets, representing a more than $1.5 billion market opportunity.

CM-101, our lead clinical product candidate, is a first-in-class humanized monoclonal antibody that attenuates the basic function of CCL24 as a regulator of major inflammatory and fibrotic pathways. We have demonstrated that CM-101 interferes with the underlying biology of inflammation and fibrosis through a novel and differentiated mechanism of action. We are conducting a Phase 2 clinical trial in PSC, a rare obstructive and cholestatic liver disease, in the United States. Europe and Israel. Positive top-line results from the double-blinded portion of this trial were reported in July, 2024.

The randomized, placebo-controlled study design included two doses of CM-101 (10 or 20mg/kg) vs placebo, administered once every three weeks for 15 weeks, as well as an open label extension in which all eligible patients could receive CM-101 for an additional 33 weeks. In the Phase 2 study, CM-101 achieved its primary endpoint of safety and tolerability and demonstrated anti-fibrotic, anti-inflammatory and anti-cholestatic effects across a broad range of disease-related secondary efficacy endpoints, including statistically significant improvements in liver stiffness, a key PSC disease marker, after just 15-weeks of treatment. Moreover, CM-101 is among the first investigational drugs to show a reduction in total bilirubin, an important marker of cholestasis and liver health, as well as reductions in pruritis, a cholestatic indicator of great relevance to patients. CM-101 is the first investigational drug being developed for PSC to exhibit broad, clinically relevant effects on all three components of the disease, establishing clinical proof-of-concept and providing further evidence of its multifactorial mechanism of action and disease-modifying potential. The open label extension portion of the trial is continuing, with a topline data readout expected early in 2025.

The CM-101 SSc clinical program is Phase 2-ready and we have an open IND in the United States for a Phase 2 clinical trial. However, Chemomab has suspended initiation of this study while we focus our resources on completing the Phase 2 PSC trial.  We believe that CM-101 could have disease-modifying potential in this poorly treated condition. While our primary focus is on these two rare indications, early in the year we reported results from a completed Phase 2a clinical study in patients with liver fibrosis due to metabolic dysfunction-associated steatohepatitis (MASH).  This trial provided safety and pharmacokinetic (“PK”) data and information useful for assessing our current subcutaneous formulation of CM-101. Additionally, the trial measured a number of biomarkers that may be relevant to the activity of CM-101 in other fibro-inflammatory conditions. The results showed that the trial met its primary endpoint of safety and tolerability, and that CM-101 demonstrated consistent data trends and positive activity across secondary endpoints that included a range of liver fibrosis biomarkers and physiologic assessments. A secondary analysis that further confirmed and extended these initial results was reported at the 2023 EASL Congress in June 2023.

Fibrosis is the abnormal and excessive accumulation of collagen and extracellular matrix, the non-cellular component in all tissues and organs, which provides structural and biochemical support to surrounding cells. When present in excessive amounts, collagen and extracellular matrix lead to scarring and thickening of connective tissues, affecting tissue properties and potentially leading to organ dysfunction and failure. Fibrosis can occur in many different tissues, including lung, liver, kidney, muscle, skin, and the gastrointestinal tract, resulting in a wide array of progressive fibrotic conditions. Fibrosis and inflammation are intrinsically linked. While a healthy inflammatory response is necessary for efficient tissue repair; after disease or injury, an excessive, uncontrolled inflammatory response can lead to tissue fibrosis that in turn can further stimulate inflammatory processes in a fibro-inflammatory vicious cycle.

Recent Developments

Topline results from the CM-101 Phase 2 SPRING trial in patients with PSC

On July 25, 2024, Chemomab reported topline results from the CM-101 Phase 2 SPRING trial in patients with PSC. CM-101 met the primary study endpoint, demonstrating a favorable safety profile over the 15-week treatment period. CM-101-treated patients with moderate/advanced disease showed improvements on a wide range of disease-related secondary endpoints, including assessments of changes from baseline relative to placebo at Week 15 in liver stiffness; in liver fibrosis biomarkers, including the Enhanced Liver Fibrosis (ELF) score and PRO-C3 levels; in total bilirubin and liver function tests; in pruritis (itch) and in markers of inflammation. Dose-dependent responses were observed for multiple disease-related biomarkers. A consistent pattern of greater improvement on the secondary endpoints was observed in the study arm receiving the higher 20 mg/kg dose of CM-101 and in the prespecified subgroup of PSC patients with moderate/advanced disease. The open label extension portion of the Phase 2 SPRING trial is continuing, with results expected to be reported in early 2025.

Private Placement

Securities Purchase Agreement

On July 25, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers: (i) 4,148,867 ADSs, at a purchase price of $1.235 per ADS; and (ii), in lieu of ADSs, Pre-Funded Warrants to purchase up to 3,948,300 ADSs at a purchase price of $ 1.2349 per ADS. The Pre-Funded Warrants have an exercise price of $0.0001 per ADS, are immediately exercisable and remain exercisable until exercised in full (the “Private Placement”).

The Private Placement closed on July 30, 2024, and the Company received gross proceeds of approximately $10.0 million before deducting any offering expenses payable by the Company.

The Company intends to use the net proceeds from the July 2024 Private Placement, together with the Company’s existing cash, cash equivalents and bank deposits, to fund its development programs for CM-101, and for general corporate purposes and working capital. The Company expects that the net proceeds will extend its cash runway to fund its operations through the beginning of 2026, an extension of approximately one year from current projections, which should fund the Company for approximately one year after the completion of two major milestones expected in early 2025.

Registration Rights Agreement

In connection with the Private Placement, the Company also entered into a registration rights agreement, dated July 25, 2024 (the “Registration Rights Agreement”) with the Purchasers requiring the Company to file a registration statement with respect to the resale of the securities. The Company is required to prepare and file a registration statement with the SEC as soon as reasonably practicable, but in no event later than 30 days following the closing of the Private Placement, and to use its commercial best efforts to have the registration statement declared effective as soon as reasonably practicable. The Company granted the Purchasers customary indemnification rights in connection with the Registration Rights Agreement, and the Purchasers granted the Company customary indemnification rights in connection with the Registration Rights Agreement.

Corporate Information

We were incorporated on September 22, 2011, under the laws of the State of Israel. In March 2021, in connection with the Merger, we changed our name from Anchiano Therapeutics Ltd. to Chemomab Therapeutics Ltd. Our principal executive offices are located at Kiryat Atidim, Building 7, Tel Aviv, Israel 6158002, and our phone number is +972-77-331-0156. Our website is: www.chemomab.com.

Comparison of Period-to-Period Results of Operations

The following tables summarize our results of operations in dollars. The period-to-period comparison of results is not necessarily indicative of results for future periods.

Components of Operating Results

Revenues

To date, we have not generated any revenue. We do not expect to generate revenue unless and until we obtain regulatory approval and commercialize a product candidate, or until we receive revenue from a collaboration such as a co-development or out-licensing agreement. There can be no assurance that we will receive such regulatory approvals, and if any product candidate is approved, that we will be successful in commercializing it.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the development of our product candidates. These expenses include:

•
expenses incurred under agreements with contract research organizations or contract manufacturing organizations, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;

•	manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical and clinical trial materials;
•
employee-related expenses, including salaries, related benefits, travel and share-based compensation expenses for employees engaged in research and development functions, as well as external costs, such as fees paid to outside consultants engaged in such activities;

•	license maintenance fees and milestone fees incurred in connection with various license agreements;
•	costs related to compliance with regulatory requirements; and
•	depreciation and other expenses.

We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.

We do not allocate costs of employees who are not engaged directly in Research and development or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use our internal resources primarily to oversee research, as well as for managing our preclinical development, process development, manufacturing and clinical development activities. Our employees work across multiple programs and, therefore, we do not track costs by program.

Research and development activities are fundamental to our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect that our research and development expenses will increase substantially over the next several quarters and years as we continue to advance the development of our product candidates. We also expect to incur additional expenses related to milestone and royalty payments payable to third parties with whom we have entered into license agreements to acquire the rights to its product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, related benefits and share-based compensation expenses for personnel in executive and administrative functions. General and administrative expenses also include professional fees for legal, consulting, accounting and audit services.

We anticipate that our general and administrative expenses will increase in the future as we increase headcount and general activities to support our continued research activities and development of our product candidates as well as expanding our presence in the United States. Additionally, if and when we believe that regulatory approval of a product candidate appears likely, we expect to incur an increase in payroll and related expenses as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of any product candidate.

Results of Operations

Three and Six Months Ended June 30, 2024 Compared to the Three and Six Months Ended June 30, 2023

Below is a summary of our results of operations for the periods indicated:

Three Months ended June 30, 2024 compared to the three months ended June 30, 2023

	Three months ended
	June 30,		Increase/(decrease)
	2024	2023	$	%
	(in thousands)
Operating expenses:
Research and development	$2,928	$5,020	$(2,092)	(42)%
General and administrative	840	3,175	(2,335)	(74)%
Operating loss	(3,768)	(8,195)	4,427	(54)%
Financing Income, net	137	259	(122)	(47)%
Income Tax	-	34	(34)	(100)%
Net loss	$(3,631)	$(7,970)	$4,339	(54)%

Six Months ended June 30, 2024 compared to the six months ended June 30, 2023

	Six months ended
	June 30,		Increase/(decrease)
	2024	2023	$	%
	(in thousands)
Operating expenses:
Research and development	$6,080	$11,907	$(5,827)	(49)%
General and administrative	1,736	5,337	(3,601)	(67)%
Operating loss	(7,816)	(17,244)	9,428	(55)%
Financing Income, net	317	576	(259)	(45)%
Income Tax	-	55	(55)	(100)%
Net loss	$(7,499)	$(16,723)	$9,244	(55)%

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Research and development expenses

Research and development expenses decreased by approximately $2.1 Million, or 42%, for the three months ended June 30, 2024, as compared to the same period in 2023. This decrease was primarily due to the completion of production for the clinical trial, which was completed in the first half of 2023, and a reduction in clinical activities, mainly related to the SSc program.

Research and development expenses decreased by approximately $5.8 million, or 49%, for the six months ended June 30, 2024, compared to the same period in 2023. This decrease was primarily due to the completion of production for the clinical trial, which was completed in the first half of 2023, and a reduction in clinical activities, mainly related to the SSc program.

General and administrative expenses

General and administrative expenses decreased by approximately $2.3 million, or 74%, for the three months ended June 30, 2024, compared to the same period in 2023. The decrease was primarily due to decrease in legal expenses of $0.6 million, decrease of share-based expenses of $0.6 million and decrease of $1 million salaries and related expenses due to the departure of key management employees that were terminated in June 2023 and received a compensation package.

General and administrative expenses decreased by approximately $3.6 million, or 67%, for the six months ended June 30, 2024, as compared to the same period in 2023. The decrease was primarily due to decrease in legal expenses of $0.7 million, decrease of share-based expenses of $0.9 million and decrease of $1.4 million salaries and related expenses due to the departure of key management employees that were terminated in June 2023 and received a compensation package.

Financing expenses/income, net

Financing income, net for the three months ended June 30, 2024, was $137 thousand, compared to financing income, net of $259 thousand in the same period in 2023. The change was mainly due to a decrease in interest on bank deposits.

Financing income, net for the six months ended June 30, 2024, was $317 thousand, compared to financing expense, net of $576 thousand in the same period in 2023. The change was mainly due to a decrease in interest on bank deposits.

Liquidity and Capital Resources

Since inception, we have not generated any revenue and have incurred significant operating losses and negative cash flows from our operations, resulting in an accumulated deficit as of June 30, 2024, of $96 million. We have funded our operations to date primarily with proceeds from the sale of our ADSs, and, prior to the Merger, other equity securities. Cash in excess of immediate requirements is invested primarily with a view to liquidity and capital preservation.

During the period from April 30, 2021 through October 31, 2023, we sold an aggregate of 1,603,211 ADSs pursuant to the Sales Agreement, dated April 30, 2021 with Cantor Fitzgerald & Co. for a total gross consideration of $17.6 million.

In October 2023, we entered into an At the Market Offering Agreement (the “Roth ATM Agreement”) with Roth Capital Partners, LLC, (“Roth”). According to the Roth ATM Agreement, we may offer and sell, from time to time, our ADSs having an aggregate offering price of up to $2,863,664 through Roth or the Roth ATM Agreement. From October 2023 through June 30, 2024, we sold 1,954,455 ADSs for a total gross consideration of  approximately $1.9 million.

As of June 30, 2024, we had an aggregate of approximately $12.8 million of cash, cash equivalents, and short-term bank deposits.

On July 25, 2024, the Company entered into the Purchase Agreement the Purchasers, pursuant to which the Company agreed to sell to the Purchasers: (i) 4,148,867 ADSs, at a purchase price of $1.235 per ADS; and (ii), in lieu of ADSs, Pre-Funded Warrants to purchase up to 3,948,300 ADSs at a purchase price of $ 1.2349 per ADS. The Pre-Funded Warrants have an exercise price of $0.0001 per ADS, are immediately exercisable and remain exercisable until exercised in full.

The Private Placement closed on July 30, 2024, and the Company received gross proceeds of approximately $10.0 million before deducting any offering expenses payable by the Company.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources, will be sufficient to fund our projected cash requirements through the beginning of 2026. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;
•	the scope, prioritization and number of our clinical trials and other research and development programs;
•	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to our product candidates;
•	the costs of the development and expansion of our operational infrastructure;
•	the costs and timing of obtaining regulatory approval for our product candidates;
•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;
•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;
•	the costs of contracting with third parties to provide sales and marketing capabilities for us;
•	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;
•	the magnitude of our general and administrative expenses; and
•	any cost that we may incur under future in- and out-licensing arrangements relating to our product candidates.

We currently do not have any commitments for future external funding. In the future, we will need to raise additional funds, and we may decide to raise additional funds even before we need such funds if the conditions for raising capital are favorable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings, credit facilities or by out-licensing applications of our product candidates, or other strategic options. The sale of equity or convertible debt securities may result in dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also subject us to covenants that restrict our operations. We cannot be certain that additional funding, whether through grants from the Israel Innovation Authority, financings, credit facilities or out-licensing arrangements, will be available to us on acceptable terms, if at all. If sufficient funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates, or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain potential products that we might otherwise seek to develop or commercialize independently.

Cash Flows

The table below shows a summary of our cash flow activities for the six months ended June 30, 2024 compared to the six months ended June 30, 2023:

	Six months ended
	June 30,		Change
	2024	2023	$	%
	(in thousands)
Net cash used in operating activities	$(7,191)	$(14,672)	$7,481	(51)%
Net cash provided by investing activities	2,801	10,164	(7,363)	(72)%
Net cash provided by financing activities	132	1,368	(1,236)	(90)%
Net decrease in cash, cash equivalents and restricted cash	$(4,258)	$(3,140)	$(1,118)	36%

Operating activities

Net cash used in operating activities decreased by $7.5 million, or 51%, for the six months ended June 30, 2024, compared to the same period in 2023. This decrease was primarily due to a reduction in net loss of $9.2 million, a decrease of $0.8 million in share-based payments, and a reduction of $0.6 million in liabilities related to employees and related expenses and reduction of $0.3 million in other receivables.

Investing activities

Net cash provided by investing activities for the six months ended June 30, 2024, decreased by approximately $7.4 million compared to same period in 2023. The decrease is primarily related to a decrease in short-term bank deposits.

Financing activities

Net cash provided by financing activities for the six months ended June 30, 2024, decreased by approximately $1.2 million, compared to the same period in 2023. The decrease is primarily related to proceeds from the issuance of ADSs, net.

Critical Accounting Policies

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of the Company’s financial statements and related disclosures in accordance with GAAP requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in the Company’s financial statements. The Company bases its estimates on historical experience, known trends and events and various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company evaluates its estimates and assumptions on an ongoing basis. The Company’s actual results may differ from these estimates under different assumptions or conditions.

While the Company’s significant accounting policies are described in more detail in Note 2 to the Company’s consolidated financial statements included elsewhere in the 2023 Annual Report, the Company believes that the following accounting estimates are those that include a higher degree of judgment or complexity and are reasonably likely to have a material impact on our financial condition or results of operations and are therefore considered critical accounting estimates.

Share-Based Compensation

We apply Accounting Standard Codification (ASC) 718-10, “Share-Based Payment,” which requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors, including employee options under Chemomab’s option plans based on estimated fair values.

ASC 718-10 requires that we estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The fair value of the award is recognized as an expense over the requisite service periods in Chemomab’s statements of comprehensive loss. Chemomab recognizes share-based award forfeitures as they occur, rather than estimate by applying a forfeiture rate.

In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”, which simplifies the accounting for nonemployee share-based payment transactions by aligning the measurement and classification guidance, with certain exceptions, to that for share-based payment awards to employees. The amendments expand the scope of the accounting standard for share-based payment awards to include share-based payment awards granted to non-employees in exchange for goods or services used or consumed in an entity’s own operations and supersedes the guidance related to equity-based payments to non-employees. We adopted these amendments on January 1, 2019.

We recognize compensation expenses for the fair value of non-employee awards over the requisite service period of each award.

We estimate the fair value of options granted as equity awards using a Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are share price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). The Company determines the fair value per share of the underlying stock by taking into consideration its most recent sales of stock, as well as additional factors that the Company deems relevant. The Company’s board determined the fair value of ordinary shares based on valuations performed using the Option Pricing Method subject to relevant facts and circumstances. The Company has historically been a private Company and lacks Company-specific historical and implied volatility information of its stock. Expected volatility is estimated based on volatility of similar companies in the biotechnology sector. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from governmental zero-coupon bonds with an equivalent term. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the options granted and the results of operations of the Company.

Recently-Issued Accounting Pronouncements

Certain recently-issued accounting pronouncements are discussed in Note 2, Summary of Significant Accounting Policies, to the audited consolidated financial statements in our 2023 Annual Report.